

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2017

Paul N. Farquhar
Vice President and Chief Financial Officer
Sevcon, Inc.
155 Northboro Road
Southborough, MA 01772

> **Re: Sevcon, Inc.**
> **Definitive Additional Soliciting Material**
> **Filed January 17, 2017**
> **File No. 001-09789**

Dear Mr. Farquhar:

We have reviewed your filing and have the following comment.

<u>General</u>

1.   Please confirm that you will qualify the following types of statements as your belief in future filings:

- "…an opportunistic and disruptive investor with no distinguishable plan for your Company is trying to take effective control of your Board."
- "…reject his assault on the Board and quest for control."
- "Ryan Morris's Quest for Control Is Misguided and His Failures as Executive Chairman…"

Please contact Christina Thomas at (202) 551-3577 or me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Matthew C. Dallett, Esq.
Locke Lord LLP